UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	July 13, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of China Eastern Airlines Corporation Limited.

(A joint stock limited company incorporated in the PRC with limited liability)
(Stock code: 670)

(1) SPECIFIC MANDATES IN RELATION TO
ISSUANCE OF NEW A SHARES AND NEW H SHARES
(2) MAJOR TRANSACTION
ABSORPTION OF SHANGHAI AIRLINES
AND
(3) RESUMPTION OF TRADING OF H SHARES

Financial Adviser

1.	Specific Mandates in relation to issuance of new A Shares and new H Shares

The Specific Mandates

On 10 July 2009, the Board resolved to convene an extraordinary shareholders’ meeting and the class meetings of the holders of A Shares and H Shares respectively for the grant of (i) an A Share Specific Mandate to the Board to issue not more than 1,350,000,000 new A Shares to not more than 10 specific investors (subject to the maximum number as permitted by PRC laws and regulations at the time of the issuance) including CEA Holding, at the subscription price of not less than RMB4.75 per A Share; and (ii) a H Share Specific Mandate to the Board to issue not more than 490,000,000 new H Shares to CES Global, at the subscription price of not less than HK$1.40 per H Share.

Subscription of new A Shares by CEA Holding pursuant to the A Share Specific Mandate and subscription of new H Shares by CES Global pursuant to the H Share Specific Mandate are inter-conditional. However, subscription of new A Shares by each of the other 9 specific investors pursuant to the A Share Specific Mandate is not inter-conditional with the subscription of new A Shares by CEA Holding pursuant to the A Share Specific Mandate or with the subscription of new H Shares by CES Global pursuant to the H Share Specific Mandate. Likewise, subscriptions of new A Shares by each of the 9 specific investors is not inter-conditional with subscription of new A Shares by each of the other 8 specific investors.

The subscription agreements

In relation to and as part of the transactions contemplated under the Specific Mandates, on 10 July 2009, (i) CEA Holding entered into the A Share Subscription Agreement with the Company, pursuant to which, CEA Holding will, at the subscription price of not less than RMB4.75 per A Share, subscribe in cash for not more than 490,000,000 new A Shares; and (ii) CES Global entered into the H Share Subscription Agreement with the Company, pursuant to which, CES Global will, at the subscription price of not less than HK$1.40 per H Share, subscribe in cash for not more than 490,000,000 new H Shares.

Implications under the Listing Rules

Since CEA Holding is the controlling shareholder, and hence a connected person of the Company, the issue of new A Shares to CEA Holding pursuant to the A Share Specific Mandate constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and independent shareholders’ approval requirements under that chapter. Further, since CES Global is a substantial shareholder of the Company and an indirectly wholly owned subsidiary of CEA Holding, and hence a connected person of the Company, the issue of new H Shares to CES Global pursuant to the H Share Specific Mandate constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and independent shareholders’ approval requirements under that chapter. An Independent Board Committee comprising the independent non-executive Directors of the Company will be formed to advise the Independent Shareholders on the terms of A Share Subscription Agreement and the H Share Subscription Agreement. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders on the same.

Meanwhile, the issue of new A Shares and new H Shares pursuant to the Specific Mandates will constitute a variation of class rights of the holders of A Shares and the holders of H Shares under the Articles of Association. Pursuant to the Articles of Association and Rule 19A.38 of the Listing Rules, the issue of such new A Shares and new H Shares are required to be approved by the Shareholders by way of special resolutions at a general meeting and separate class meetings.

Voting on the general meeting and class meetings will be taken by way of poll. CEA Holding, CES Global and their respective associates will abstain from voting at the general meeting and the class meetings of holders of A Shares and H Shares convened for the purpose of approving the granting of the Specific Mandates.

Specific Mandates Circular

A circular containing, among others, further details of: (i) the Specific Mandates in connection with the issuance of new A Shares and new H Shares; and (ii) notices of the various shareholders’ meetings for approving the Specific Mandates, will be issued by the Company and despatched to the Shareholders in due course.

2.	Major transaction – Absorption of Shanghai Airlines

The Absorption Proposal

On 10 July 2009, the Company entered into the Absorption Agreement with Shanghai Airlines in relation to the Absorption Proposal. The Absorption Proposal, if fully implemented, will involve the issue of a maximum of 1,694,838,860 A Shares by the Company to the SA Shareholders on a record date to be determined, in exchange for all the existing issued shares of Shanghai Airlines.

Implications under the Listing Rules

Shanghai Airlines is a party independent of the Company. The transactions contemplated under the Absorption Proposal do not constitute connected transactions of the Company.

The highest “size tests” percentage ratio applicable to the relevant share exchange through the Absorption Proposal is more than 25% but less than 100%. As a result, the Absorption Proposal will constitute a major transaction of the Company under Rule 14.06(3) of the Listing Rules. Further, the issue of A Shares pursuant to the Absorption Proposal will constitute a variation of class rights of the holders of A Shares and the holders of H Shares under the Articles of Association. Pursuant to Rule 14.06(3), Rule 19A.38 of the Listing Rules and the Articles of Association, the Absorption Proposal is required to be approved by the Shareholders at a general meeting and separate class meetings. No Shareholder will be required to abstain from voting at any shareholders’ meeting to approve the Absorption Proposal.

Absorption Circular

The transactions contemplated under the Absorption Proposal are distinct from the transactions contemplated under the Specific Mandates.

A circular containing, among others, further details of: (i) the major transaction in connection with the Absorption Proposal; and (ii) notices of the various shareholders’ meetings for approving the Absorption Proposal, will be issued by the Company and despatched to the Shareholders in due course.

3.	Resumption of trading

At the request of the Company, trading of H Shares of the Company on the Stock Exchange was suspended with effect from 9:30 a.m. on 8 June 2009 pending the release of this announcement. The Company has made an application to the Stock Exchange for the resumption of trading of H Shares on the Stock Exchange with effect from 9:30 a.m. on 13 July 2009.

1.	SPECIFIC MANDATES IN RELATION TO ISSUANCE OF NEW A SHARES AND NEW H SHARES

1.1	The A Share Specific Mandate

On 10 July 2009, the Board resolved to convene an extraordinary shareholders’ meeting and the class meetings of the holders of A Shares and H Shares respectively for the grant of specific mandates to the Board to issue new A Shares to not more than 10 specific investors (subject to the maximum number of specific investors as permitted by PRC laws and regulations at the time of the issuance) including CEA Holding (the “A Share Specific Mandate”) and issue new H Shares to CES Global (the “H Share Specific Mandate”). It is currently expected that for the purpose of the A Share Specific Mandate, the specific investors yet to be identified (in addition to CEA Holding) are PRC State-controlled entities and are independent of the Company within the meaning of the Listing Rules.

The terms of the A Share Specific Mandate are set out below:

(1)	the Board is granted, during the Relevant Period (as defined hereafter), an unconditional specific mandate:

(A)
to issue not more than 1,350,000,000 new A Shares (representing not more than 17.44% of the issued share capital of the Company as at the date of this announcement), by way of non-public offering, to not more than 10 specific investors (subject to the maximum number of specific investors as permitted by PRC laws and regulations at the time of the issuance) including CEA Holding, and to determine the exact number of new A Shares to be issued and the price of new A Shares which, subject to the results of the price sounding-out process as required by CSRC, shall not be less than 90% of the average trading price for A Shares during the Price Fixing Period (i.e., RMB4.75 per A Share); the maximum number of new A Shares to be issued and the minimum subscription price of new A Shares will be adjusted if there is any ex-rights or ex-dividend arrangement after the date of this announcement; and for the avoidance of doubt, if for any reason the intended issue of new A Shares to CEA Holding does not proceed to completion, a substituting investor may be invited to participate in the issue of new A Shares and the maximum number of investors will remain 10 (subject to the maximum number as permitted by PRC laws and regulations at the time of the issuance);

(B)
to do or cause to be done all acts, matters or things and to sign and deliver or cause to be signed or delivered all agreements, deeds, documents, instruments, forms and certificates as it considers necessary, desirable or appropriate in order to effectuate, carry out and consummate, or relating to, the transactions contemplated under the A Share Specific Mandate, and to otherwise perform or give effect to the transactions and obligations contemplated by and under the A Share Specific Mandate and the compliance by the Company with the Company’s obligations and covenants agreed therein;

and for the purposes of this A Share Specific Mandate:

“Relevant Period” means the period from the passing of the special resolution granting this A Share Specific Mandate at the shareholders’ general meeting and the respective class meetings until the earlier of:

(A)	the expiration of the 12-month period following the passing of the special resolution; or

(B)	the date on which the A Share Specific Mandate is revoked or varied by a special resolution of the Shareholders in a shareholders’ general meeting and respective class meetings.

(2)
contingent on the Board resolving to issue new A Shares pursuant to paragraph (1) above, the Board is authorized to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect the issuance of new A Shares pursuant to paragraph (1) above and the increase in the registered capital of the Company.

1.2	The H Share Specific Mandate

The terms of the H Share Specific Mandate are set out below:

(1)	the Board is granted, during the Relevant Period, an unconditional specific mandate:

(A)
to issue not more than 490,000,000 new H Shares (representing not more than 6.33% of the issued share capital of the Company as at the date of this announcement), by way of non-public offering, to CES Global, and to determine the exact number of new H Shares to be issued and the price of new H Shares which, in any event, shall not be less than 90% of the average trading price for H Shares during the Price Fixing Period (i.e., HK$1.40 per H Share); the maximum number of new H Shares to be issued and the minimum subscription price of new H Shares will be adjusted if there is any ex-rights or ex-dividend arrangement after the date of this announcement;

(B)
to do or cause to be done all acts, matters or things and to sign and deliver or cause to be signed or delivered all agreements, deeds, documents, instruments, forms and certificates as it considers necessary, desirable or appropriate in order to effectuate, carry out and consummate, or relating to, the transactions contemplated under the H Share Specific Mandate, and to otherwise perform or give effect to the transactions and obligations contemplated by and under the H Share Specific Mandate and the compliance by the Company with the Company’s obligations and covenants agreed therein;

and for the purposes of this H Share Specific Mandate:

“Relevant Period” means the period from the passing of the special resolution granting this H Share Specific Mandate at the shareholders’ general meeting and the respective class meetings until the earlier of:

(A)	the expiration of the 12-month period following the passing of the special resolution; or

(B)	the date on which the H Share Specific Mandate is revoked or varied by a special resolution of the Shareholders in a shareholders’ general meeting and respective class meetings.

(2)
contingent on the Board resolving to issue new H Shares pursuant to paragraph (1) above, the Board is authorized to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect the issuance of new H Shares pursuant to paragraph (1) above and the increase in the registered capital of the Company.

1.3	Lock-up arrangement

Pursuant to the relevant rules of CSRC, new A Shares to be subscribed for by CEA Holding shall not be disposed of within 36 months from the date of the issuance of such new A Shares, and new A Shares to be subscribed for by the other specific investors shall not be disposed of within 12 months from the date of the issuance of the respective new A Shares.

Subject to the requirements by applicable laws and regulations and regulatory authorities such as CSRC, there is currently no lock-up arrangement in relation to new H Shares to be subscribed for by CES Global.

1.4	The Subscription Agreements

In relation to and as part of the transactions contemplated under the A Share Specific Mandate, on 10 July 2009, CEA Holding entered into the A Share Subscription Agreement with the Company, pursuant to which, CEA Holding will subscribe in cash for not more than 490,000,000 new A Shares at the subscription price of not less than RMB4.75 per A Share.

In relation to and as part of the transactions contemplated under the H Share Specific Mandate, on 10 July 2009, CES Global entered into the H Share Subscription Agreement with the Company, pursuant to which, CES Global will subscribe in cash for not more than 490,000,000 new H Shares at the subscription price of not less than HK$1.40 per H Share.

The terms and conditions of the A Share Subscription Agreement and the H Share Subscription Agreement are agreed after arm’s length negotiations between the parties. The Board believes that the terms and conditions of thereunder are fair and reasonable and in the interests of the Shareholders as a whole.

(A)	The A Share Subscription Agreement

Parties

(1)    The Company as the issuer; and

(2)    CEA Holding as the subscriber.

Number of new A Shares subscribed for

In relation to and as part of the transactions contemplated under the A Share Specific Mandate as set out in section 1.1 above, CEA Holding will subscribe for not more than 490,000,000 new A Shares. Such new A Shares represent approximately 6.33% of the existing issued share capital of the Company as at the date of this announcement.

Subscription price

Subject to the results of the price sounding-out process as required by CSRC, the subscription price shall be not less than RMB4.75 per A Share. The subscription price will, pursuant to the terms of the A Share Subscription Agreement, be payable in cash to the special savings account as designated by the Company within 5 Business Days after the A Share Subscription Agreement has come into effect, or such other date as the parties may agree.

The minimum subscription price for such A Share subscription was agreed after arm’s length negotiations between the parties by reference to the average trading price of A Shares during the Price Fixing Period, which represents 90% to such average trading price of A Shares as required by the applicable rules and regulations in the PRC. Such minimum subscription price also represents a discount of approximately 10.71% as compared to the average closing price of RMB5.32 per A Share for the last 5 consecutive trading days immediately prior to the suspension of trading of A Share on 5 June 2009.

The Board considers such minimum subscription price fair and reasonable and in the interests of the Shareholders as a whole.

Commencement and termination of the A Share Subscription Agreement

The A Share Subscription Agreement will take effect upon the happening of the followings:

(1)
obtaining the approvals by the Shareholders by way of special resolutions at a general meeting and class meetings for the issue of new A Shares to CEA Holding and issue of new H Shares to CES Global and for making consequential amendments to the Articles of Association;

(2)
in accordance with the 《上市公司收購管理辦法》 (Administrative Measures in relation to the Acquisition of the Listed Companies) or related regulations, obtaining the waiver by the Shareholders at a general meeting in relation to the requirement of a general offer by CEA Holding;

(3)	obtaining the waiver from CSRC on the requirement of a general offer by CEA Holding in relation to the issuance of new A Shares and new H Shares respectively (if applicable); and

(4)	obtaining the respective approval from CSRC in relation to the issue of new A Shares to CEA Holding and the issue of new H Shares to CES Global.

The A Share Subscription Agreement shall automatically be terminated upon the happening of the followings:

(1)	if any of the above conditions has not been satisfied within 12 months from the signing of the A Share Subscription Agreement; or

(2)
CSRC has, either orally or in writing, replied that it will not grant the approval to the Company for the issuance of new A Shares under the A Share Subscription Agreement or the issuance of new H Shares under the H Share Subscription Agreement.

(B)	The H Share Subscription Agreement

Parties

(1)    The Company as the issuer; and

(2)    CES Global as the subscriber.

Number of new H Shares subscribed for

In relation to the H Share Specific Mandate as set out in section 1.2 above, CES Global will subscribe for not more than 490,000,000 new H Shares. Such new H Shares represent approximately 6.33% of the existing issued share capital of the Company as at the date of this announcement.

Application will be made by the Company to the Stock Exchange for the granting of the listing of, and permission to deal in, all H Shares issued pursuant to the H Share Subscription Agreement.

Subscription price

The subscription price shall be not less than HK$1.40 per H Share. The subscription price will be payable in cash to the account of the Company (which shall be designated in writing by the Company at least 5 Business Days prior to the date of payment) within 5 Business Days after the H Share Subscription Agreement has come into effect, or such other date as the parties may agree.

The minimum subscription price for such H Share subscription was agreed after arm’s length negotiations between the parties by reference to the average trading price of H Shares during the Price Fixing Period, which represents 90% to such average trading price of H Shares. Such minimum subscription price also represents a discount of approximately 20.45% as compared to the average closing price of HK$1.76 per H Share for the last 5 consecutive trading days immediately prior to the suspension of trading of H Share on 5 June 2009.

The Board considers such minimum subscription price fair and reasonable and in the interests of the Shareholders as a whole.

Commencement and termination of the H Share Subscription Agreement

The H Share Subscription Agreement will take effect upon the happening of the followings:

(1)
obtaining the approvals by the Shareholders at a general meeting and class meetings for the issue of new H Shares to CES Global and issue of new A Shares to CEA Holding and for making consequential amendments to the Articles of Association;

(2)
in accordance with the 《上市公司收購管理辦法》 (Administrative Measures in relation to the Acquisition of the Listed Companies) or related regulations, obtaining the waiver by the Shareholders at a general meeting in relation to the requirement of a general offer by CEA Holding;

(3)	obtaining the waiver from CSRC on the requirement of a general offer by CEA Holding in relation to the issuance of new A Shares and new H Shares respectively (if applicable); and

(4)	obtaining the respective approval from CSRC in relation to the issue of new A Shares to CEA Holding and the issue of new H Shares to CES Global.

The H Share Subscription Agreement shall automatically be terminated upon the happening of the followings:

(1)	if the above conditions have not been satisfied within 12 months from the signing of the H Share Subscription Agreement; or

(2)
CSRC has, either orally or in writing, replied that it will not grant the approval to the Company for the issuance of new A Shares pursuant to the A Share Subscription Agreement or the issuance of new H Shares pursuant to the H Share Subscription Agreement.

1.5	Subscriptions pursuant to the Specific Mandates

Subscription of new A Shares by CEA Holding pursuant to the A Share Specific Mandate and subscription of new H Shares by CES Global pursuant to the H Share Specific Mandate are inter-conditional. If either the subscription of new A Shares by CEA Holding pursuant to the A Share Specific Mandate or the subscription of new H Shares by CES Global pursuant to the H Share Specific Mandate is not approved by the Shareholders or for other reasons does not proceed to completion, the other will not proceed to completion. However, subscription of new A Shares by each of the other 9 specific investors pursuant to the A Share Specific Mandate is not inter-conditional with the subscription of new A Shares by CEA Holding pursuant to the A Share Specific Mandate or with the subscription of new H Shares by CES Global pursuant to the H Share Specific Mandate. Likewise, subscriptions of new A Shares by each of the 9 specific investors is not inter-conditional with subscription of new A Shares by each of the other 8 specific investors. And in the case where the subscription of new A Shares by CEA Holding does not proceed to complete and a substituting investor is invited to participate in the subscription of new A Shares, subscription of new A Shares by each of the 10 specific investors is not inter-conditional with subscription of new A Shares by each of the other 9 specific investors.

As time will be required for the Board to implement the transactions contemplated under the Subscriptions pursuant to the Specific Mandates, for example, to identify the specific investors, to negotiate with each of them the terms of the subscription and to fulfill certain PRC legal requirements, the Board believes it is reasonable to have the Specific Mandates valid for a 12-month period.

Further announcement(s) will be made by the Company when the other 9 specific investors are identified.

The minimum subscription prices for the subscriptions of new A Shares and new H Shares pursuant to the Specific Mandates are determined by reference to the respective trading prices of A Shares and H Shares. Since the trading price of A Shares is different from the trading price of H Shares, it is reasonable that the minimum subscription prices for the subscriptions of new A Shares and new H Shares pursuant to the Specific Mandates are different.

CES Global is an indirect wholly owned subsidiary of CEA Holding, and it is logical from CEA Holding’s stand-point for the subscription of new A Shares (by CEA Holding) and new H Shares (by CES Global) to operate as a package transaction. Such subscriptions are therefore inter-conditional. However, as each of the other specific investors is distinct from the other investors, each of their respective subscriptions and the subscriptions by CEA Holding and CES Global are independent and not inter-conditional.

1.6	Information about the parties

CEA Holding is a state-owned enterprise established in the PRC. The principal activities of CEA Holding are investment holding.

CES Global is a company incorporated in Hong Kong, and an indirectly wholly owned subsidiary of CEA Holding. Its principal activities are selling of air tickets and investment holding.

The Company is an international airline company incorporated in the PRC whose H Shares, A Shares and American depository shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively.

1.7	Implications under the Listing Rules relating to the Subscriptions

As at the date of this announcement, CEA Holding directly holds 4,341,375,000 shares of A Shares in the Company, representing 56.08% of the existing issued share capital of the Company. As at the date of this announcement, CES Global holds 1,437,375,000 shares of H Shares in the Company, representing 18.57% of the existing issued share capital of the Company. CES Global is an indirectly wholly owned subsidiary of CEA Holding. CEA Holding, by itself and through CES Global, owns in aggregate 74.64% of the existing issued share capital of the Company.

Since CEA Holding is the controlling shareholder of the Company, and hence a connected person of the Company, the issue of new A Shares to CEA Holding pursuant to the A Share Subscription Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and independent shareholders’ approval requirements under that chapter. Further, since CES Global is a substantial shareholder of the Company and an indirectly wholly owned subsidiary of CEA Holding, and hence a connected person of the Company, the issue of new H Shares to CES Global pursuant to the H Share Subscription Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and independent shareholders’ approval requirements under that chapter. Thus, an Independent Board Committee comprising the independent non-executive Directors of the Company will be formed to advise the Independent Shareholders on the terms of the A Share Subscription Agreement and the H Share Subscription Agreement. An independent financial adviser will, in accordance with the Listing Rules, be appointed to advise the Independent Board Committee and the Independent Shareholders on the same.

Meanwhile, the issue of new A Shares and new H Shares pursuant to the Specific Mandates will constitute a variation of class rights of the holders of A Shares and the holders of H Shares under the Articles of Association. Pursuant to the Articles of Association and Rule 19A.38 of the Listing Rules, the issue of such new A Shares and new H Shares is required to be approved by the Shareholders by way of special resolutions at a general meeting and separate class meetings.

Voting on the general meeting and class meetings will be taken by way of poll. CEA Holding, CES Global and their respective associates will abstain from voting at the general meeting and the class meetings of holders of A Shares and H Shares convened for the purpose of approving the granting of the Specific Mandates.

1.8	Shareholding structure of the Company

As at the date of this announcement, the shareholding structure of the Company is as follows:

Note:	– The percentages shown are rounded to the nearest 2 decimal places.

Immediately after the completion of the Subscriptions (assuming that no other Shares has been issued after the date of this announcement until the completion of the Subscriptions), it is anticipated that the shareholding structure of the Company will be as follows:

Notes:	–	The percentages shown are rounded to the nearest 2 decimal places.
–	The percentages shown are based on the currently anticipated scale of the Subscriptions and assumed full implementation of such scale.

1.9	Ranking of new A Shares and new H Shares to be issued in relation to the Subscriptions

The new A Shares and new H Shares to be issued pursuant to the Specific Mandates will rank, upon issue, pari passu in all respects with A Shares and H Shares in issue at the time of issue of such new A Shares and new H Shares.

1.10	Reasons for and benefit of the Subscriptions

The US subprime mortgage crisis since 2008 has resulted in continuous fluctuations in global financial markets, which in turn affected the economy and prompted an immediate threat of a global recession. The domestic economy has experienced a slowdown due to the impact of global economic slowdown. The civil aviation industry is highly sensitive to the economic cycle. In 2008, the civil aviation industry is in a difficult operating condition as a result of the economic slowdown. It is estimated that according to the unaudited financial figures of the Company as of 31 March 2009 that even with the capital injection into the Company in June 2009 in the amount of approximately RMB7 billion, the gearing ratio of the Company still remains at a very high level, and the net assets of the Company is still negative. As a result, the Company’s operating and financial condition is under enormous pressure.

The Company has considered various ways to raise funds and concluded that raising funds through the Subscriptions is on balance the most effective way to satisfy the Company’s acute need for funding. The Company believes the Subscriptions will provide additional funds and further improve the financial position of the Company, especially when the Company’s operating and financial condition is under enormous pressure. In the long term, the Subscriptions will enhance the Company’s competitiveness and help to improve its operational position.

CEA Holding, as controlling shareholder of the Company, together with its indirect wholly owned subsidiary CES Global, are a relatively more certain source of fund provider. Within the 12-month period immediately prior to the date of this announcement, the Company has issued new A Shares and new H Shares to CEA Holding and CES Global (which were completed on 2 July 2009 and 26 June 2009 respectively), which is within the 12 months immediately prior to the date of this announcement. The total proceeds of those subscriptions were approximately RMB7 billion, which are intended to be used as working capital of the Company as previously disclosed. In accordance with the use intended, approximately RMB5.50 billion of such total proceeds has been used to repay a short-term loan obtained from CEA Holding (which short-term loan was provided by CEA Holding to the Company in January 2009 to help the Company meet its working capital needs). The remaining amount of such total proceeds has not yet been utilized as of 30 June 2009 and such amount will in due course be used as working capital of the Company as previously disclosed.

Assuming the respective parties will subscribe for the maximum number of new A Shares and new H Shares at the respective minimum subscription prices pursuant to the Specific Mandates, the total proceeds of the Subscriptions will be approximately RMB 7.02 billion. After deduction of relevant expenses for the Subscriptions, the total proceeds of the Subscriptions are intended to be used as working capital of the Company.

1.11	Specific Mandates Circular

A circular containing, among others, further details of: (i) the Specific Mandates in connection with the issue of new A Shares and new H Shares; and (ii) notices of the various shareholders’ meetings, will be issued by the Company and despatched to the Shareholders in due course.

2.	MAJOR TRANSACTION – ABSORPTION OF SHANGHAI AIRLINES

2.1	Background

On 10 July 2009, the Company entered into the Absorption Agreement with Shanghai Airlines in relation to the Absorption Proposal. The Absorption Proposal, if fully implemented, will involve the issue of a maximum of 1,694,838,860 A Shares by the Company to the SA Shareholders on a record date to be determined, in exchange for all the existing issued shares of Shanghai Airlines.

Shanghai Airlines

Shanghai Airlines is a joint stock limited company established in the PRC, with its A shares listed on the Shanghai Stock Exchange. The shareholding structure of Shanghai Airlines as at the date of this announcement is as follows:

Shanghai Airlines primarily engages in the business of domestic air transportation of passengers and cargo, agency business for airline companies, approved international and regional business for air transportation of passengers and cargo, domestic business flight, business flight in neighbouring countries and regions, approved management of business aircraft, and maintenance of aviation equipment and machinery. The listing status of Shanghai Airlines will not be maintained after the completion of the Absorption Proposal.

Based on the audited financial information of Shanghai Airlines prepared in accordance with PRC accounting regulations, the net asset value attributable to equity holders of Shanghai Airlines as at 31 December 2007 and 31 December 2008 and the net profit before tax and net profit after tax attributable to equity holders of Shanghai Airlines for the 2 financial years ended 31 December 2007 and 31 December 2008 respectively as stated in Shanghai Airlines’ published annual reports are as follows:

	As at	As at
	31 December 2007	31 December 2008
	(RMB in million)	(RMB in million)

Net asset value attributable to equity holders of Shanghai Airlines	1,585.89	331.58

	For the year ended	For the year ended
	31 December 2007	31 December 2008
	(RMB in million)	(RMB in million)

Net profit before tax	(479.42)	(1,346.93)
Net profit after tax attributable to equity holders of Shanghai Airlines	(435.12)	(1,249.25)

2.2	The Absorption Proposal

The Exchange Ratio

The Company will exchange in aggregate a maximum of 1,303,722,200 SA Shares in the issued share capital of Shanghai Airlines by an issue of a maximum of 1,694,838,860 A Shares, meaning that for every SA Share, 1.3 A Shares will be issued. The Exchange Ratio has been determined on the following basis:

(1)
the price per SA Share was determined at RMB5.50 based on the average trading price of SA Shares for a period of 20 trading days up to and including 5 June 2009, being the last trading day immediately before the suspension of trading of SA Shares on the Shanghai Stock Exchange pending release of an announcement of the Company in relation to the proposed negotiation on the terms of the Absorption Proposal;

(2)
the price per A Share was determined at RMB5.28 based on the average trading price per A Share for a period of 20 trading days up to and including 5 June 2009, being the last trading day immediately before the suspension of trading of A Shares on the Shanghai Stock Exchange pending release of an announcement of the Company in relation to the proposed negotiation on the terms of the Absorption Proposal; and

(3)
based on a risk premium of approximately 25%, for every SA Share, 1.3 A Shares will be issued, and for the avoidance of doubt, such risk premium is only available to those SA Shareholders who elect to exchange their SA Shares for A Shares.

In determining the level of the risk premium and the Exchange Ratio, the Company has taken into consideration factors including: (i) uncertainty in the fluctuation of the share prices of the Company that the SA Shareholders will have to face; (ii) the financial situation of Shanghai Airlines; (iii) the synergy effect that will be brought to bear on the business of the Company such as the ability to establish economies of scale, the increase in the market share of the Company in the air transportation market in Shanghai and the integrating of the flight route network and marketing network of the Company and Shanghai Airlines.

Rights of the Dissenting Shareholders

Subject to the Absorption Proposal becoming unconditional, the SA Dissenting Shareholders may elect to exercise the Cash Alternative to receive cash at the rate of RMB5.50 per SA Share. Such rate is determined based on the average trading price of SA Shares during the Price Fixing Period. The Cash Alternative will be provided by the Cash Alternative Provider.

Subject to the Absorption Proposal becoming unconditional, the CEA Dissenting Shareholders may elect to exercise the Buy-back Alternative to receive cash at the rates of RMB5.28 per A Share and HK$1.56 per H Share. Such rates are determined by reference to the average trading prices of A Shares and average trading prices of H Shares respectively during the Price Fixing Period. The Buy-back Alternative will be provided by the Buy-back Alternative Provider.

The cash to be received by a CEA Dissenting Shareholder who opts for the Buy-back Alternative is determined at a rate by reference to the average trading prices of A Shares and the average trading prices of H Shares respectively during the Price Fixing Period. The Board considers the Buy-back Alternative fair and reasonable and in the interest of the Shareholders as a whole.

Further details of the Cash Alternative and the Buy-back Alternative will be provided in the circular to be despatched to the Shareholders containing, among others, further details of the Absorption Proposal.

Absorption of Assets and Assumption of Liabilities

Upon full implementation of the Absorption Proposal, all the assets, business, staff and rights of Shanghai Airlines will be absorbed into and all the liabilities of Shanghai Airlines will be assumed by the Company or a wholly owned subsidiary of the Company to be used to absorb all the assets and assume all the liabilities of Shanghai Airlines pursuant to the Absorption Proposal.

Shanghai Airlines shall deliver all its assets and, with the assistance of the Company, handle all the relevant registration and filing procedures within 4 months after the coming into effect of the Absorption Agreement, including but not limited to the registration and filing procedures in relation to the title to real property, intellectual property, shares and aircraft.

2.3	The Absorption Agreement

On 10 July 2009, the Company entered into the Absorption Agreement with Shanghai Airlines in relation to the Absorption Proposal. In addition to the terms set out in section 2.2 above, the major terms and conditions of the Absorption Agreement include:

Parties	The Company and Shanghai Airlines

Consideration
The Company will exchange in aggregate a maximum of 1,303,722,200 SA Shares in the issued share capital of Shanghai Airlines by an issue of a maximum of 1,694,838,860 A Shares, meaning that for every SA Share, 1.3 A Shares will be issued.

Subject to the Absorption Proposal becoming unconditional, the SA Dissenting Shareholders may elect to exercise the Cash Alternative to receive cash at the rate of RMB5.50 per SA Share, such rate is determined based on the average trading price of SA Shares during the Price Fixing Period. The Cash Alternative will be provided by the Cash Alternative Provider.

Conditions Precedents	The Absorption Agreement and the transactions contemplated thereunder shall become effective upon satisfaction of the following conditions:

(1)
obtaining the approvals from (i) the Shareholders at the shareholders’ meeting and the respective class meetings of the Company convened for such purpose; and (ii) the SA Shareholders at the shareholders’ meeting of Shanghai Airlines convened for such purpose;

(2)
obtaining the requisite consents and approvals from the State-owned Assets Administration Commission, the relevant governing authorities of the civil aviation industry, the Ministry of Commerce and CSRC; and

(3)	obtaining the waiver from CSRC in relation to the requirement of a general offer by CEA Holding (if applicable).

Re-negotiation of the exchange ratio
 In the event that a notice for convening the shareholders’ meetings of the Company for purpose of approving the Absorption Proposal cannot be despatched to the Shareholders within 6 months after the date of this announcement, the Company and Shanghai Airlines shall hold other meetings of their respective board of directors to further discuss and determine the absorption proposal.

Termination
The Company and Shanghai Airlines shall use their best endeavors to procure the conditions precedents to be satisfied upon the later of: (i) 12 months after the shareholders’ meetings of both the Company and Shanghai Airlines have approved the Absorption Agreement and the transactions contemplated thereunder; or (ii) otherwise agreed in writing by the parties (the “Prescribed Period”).

If the conditions precedents cannot be fully satisfied or otherwise waived by the parties and the parties cannot reach an agreement on the extension of the Prescribed Period within 90 days after the expiration of the Prescribed Period, the Absorption Agreement shall be terminated automatically.

2.4	Effects of the Absorption Proposal

The Absorption Proposal will involve the issue of A Shares at the Exchange Ratio by the Company to the SA Shareholders in exchange for SA Shares held by them. Subject to the approval of the CSRC and the Shanghai Stock Exchange, the A Shares to be issued for the purpose of the Absorption Proposal will be listed on the Shanghai Stock Exchange.

If the Absorption Proposal is implemented, a maximum total of 1,694,838,860 A Shares will be issued in exchange for SA Shares. Upon full implementation of the Absorption Proposal (assuming no other shares of the Company are to be issued between the date of this announcement and implementation of the Absorption Proposal), the maximum total issued share capital of the Company will be 9,436,538,860 shares, comprising 3,004,325,000 H Shares and maximum 6,432,213,860 A Shares, representing approximately 31.84% and 68.16%, respectively, of the total issued share capital of the Company as enlarged by the issue of A Shares pursuant to the Absorption Proposal.

The A Shares issued to the SA Shareholders pursuant to the Absorption Proposal will be freely tradable and subject to certain lock-up arrangements applicable to certain substantial shareholders among the existing SA Shareholders. Details of such lock-up arrangements are currently not known. They are yet to be determined in due course through consultation with relevant PRC regulatory authorities. Further announcement(s) will be made by the Company when details of the lock-up arrangements have been determined.

2.5	Reasons for and benefits of the Absorption Proposal

The reasons for and benefits of the Absorption Proposal are:

The Company aims to optimize its airlines network, improve the operating efficiency of its resources, effectively reduce its operating costs, enhance its profitability and better serve the World Exposition to be held in Shanghai through the absorption of Shanghai Airlines. The absorption will expand the operations of the Company, improve its profitability, with a view to enhancing the interests of the Shareholders as a whole. Specifically, the absorption aims to achieve the following purposes:

(1)	Strengthening the competitiveness of the Company

China has become one of the largest air transportation markets in the world. However, comparing to the leading international airlines in the world, the air transportation industry of China is still lacking in competitiveness due to its inability to establish economies of scale. The absorption will enable the Company to expand its market share in the air transportation market in Shanghai which is a transportation hub, increase the number of joint flights, expand its market coverage and facilitate the realization of the Company’s strategic objective of positioning itself as an hub-networking air transportation company.

(2)	Attaining synergy through integration of the resources

The Company and Shanghai Airlines are both airline carriers with Shanghai as their bases. There has been for a long time overlapping in the resources input into route operations and flights and aircraft services as the two companies run independently. With the absorption, the two companies can attain synergy in their use of aircraft fuel, purchases of aircraft, aircraft repair and maintenance, flight equipment, etc. In addition, they can realize the optimization of the route plans and flight schedules, enhancement of route network structure and improvement of transport efficiency. Accordingly, the operating costs and management fees can be reduced and the profitability can be improved.

(3)	Promoting the evolution of Shanghai international air transportation centre

The implementation of the strategy of the Shanghai airport hub is vital for Shanghai to become an essential integral part of the international air transportation centre. The absorption will enable the Company to enhance its route network and number of aircraft. Meanwhile, a stronger based airline company can expedite the emergence of the Shanghai airport hub, which in turn will promote the evolution of Shanghai as an international air transportation centre.

Clearly, the above benefits more than outweigh the impact from the recent loss-making financial position of Shanghai Airlines. The Board believes that the terms of the Absorption Proposal are fair and reasonable and are in the interests of the Shareholders as a whole.

2.6	Implications of the Listing Rules

To the best knowledge, information and belief of the Directors having made all reasonable enquiry, Shanghai Airlines and its beneficial owners (Shanghai Alliance Investment Limited, Bank of China Group Investment Limited and Jin Jiang International) are parties independent of the Company and independent of the connected persons of the Company. To the best knowledge, information and belief of the Directors having made all reasonable enquiry, the ultimate beneficial owners of Shanghai Alliance Investment Limited, Bank of China Group Investment Limited and Jin Jiang International are not connected persons of the Company. The transactions contemplated under the Absorption Proposal do not constitute connected transactions of the Company.

The highest “size tests” percentage ratio applicable to the relevant share exchange through the Absorption Proposal is more than 25% but less than 100%. As a result, the Absorption Proposal will constitute a major transaction of the Company under Rule 14.06(3) of the Listing Rules. Further, the issue of A Shares pursuant to the Absorption Proposal will constitute a variation of class rights of the holders of A Shares and the holders of H Shares under the Articles of Association. Pursuant to Rule 14.06(3), Rule 19A.38 of the Listing Rules and the Articles of Association, the Absorption Proposal is required to be approved by the Shareholders at a general meeting and separate class meetings. No Shareholder will be required to abstain from voting at any shareholders’ meeting to approve the Absorption Proposal.

2.7	Shareholding structure of the Company

As at the date of this announcement, the shareholding structure of the Company is as follows:

Note:	–	The percentages shown are rounded to the nearest 2 decimal places.

Immediately after the full implementation of the Absorption Proposal (assuming that no other Shares has been issued after the date of this announcement until the full implementation of the Absorption Proposal), it is anticipated that the shareholding structure of the Company will be as follows:

Note:	– The percentages shown are rounded to the nearest 2 decimal places.
–
The percentages shown are based on the assumption that none of the SA Shareholders or the Shareholders opts for the Cash Alternative or the Buy-back Alternative (as the case may be) pursuant to the Absorption Proposal.

Immediately after the completion of the Subscriptions and the full implementation of the Absorption Proposal, it is anticipated that the shareholding structure of the Company will be as follows:

Notes:	–	The percentages shown are rounded to the nearest 2 decimal places.
–	The percentages shown are based on the currently anticipated scale of the Subscriptions and assumed full implementation of such scale.
–
The percentages shown are based on the assumption that none of the SA Shareholders or the Shareholders opts for the Cash Alternative or the Buy-back Alternative (as the case may be) pursuant to the Absorption Proposal.

2.8	Absorption Circular

The transactions contemplated under the Absorption Proposal are distinct from the transactions contemplated under the Specific Mandates.

A circular containing, among others, further details of: (i) the major transaction in connection with the Absorption Proposal; and (ii) notices of the various shareholders’ meetings for approving the Absorption Proposal, will be issued by the Company and despatched to the Shareholders in due course.

The Absorption Proposal may or may not be proceeded with or become unconditional or effective. There is no assurance that all the conditions precedents contained in the Absorption Agreement can be satisfied. Investors and potential investors should exercise care, and should only rely on information published by the Company, when dealing, or contemplating dealing, in the shares of the Company.

3.	Resumption of trading

At the request of the Company, trading of H Shares of the Company on the Stock Exchange was suspended with effect from 9:30 a.m. 8 June 2009 pending the release of this announcement. The Company has made an application to the Stock Exchange for the resumption of trading of H Shares on the Stock Exchange with effect from 9:30 a.m. on 13 July 2009.

Definitions

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“A Share Specific Mandate”	as described under section 1.1 of this announcement;

“A Share Subscription Agreement”
means in relation to and as part of the A Share Specific Mandate, the subscription agreement entered into between CEA Holding and the Company on 10 July 2009, under which, CEA Holding agrees to subscribe for, and the Company agrees to issue, not more than 490,000,000 new A Shares at the subscription price of not less than RMB4.75 per A Share;

“A Shares”	means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.00 each, which are subscribed for and paid up in RMB and are listed on the Shanghai Stock Exchange;

“Absorption Agreement”	means the agreement entered into between the Company and Shanghai Airlines on 10 July 2009 in relation to the Absorption Proposal;

“Absorption Proposal”
means the proposed absorption of Shanghai Airlines by the Company pursuant to the Absorption Agreement through the proposed issue of A Shares by the Company at the Exchange Ratio to exchange for SA Shares or the Cash Alternative;

“Articles of Association”	means the articles of association of the Company;

“associates”	has the meaning ascribed thereto under the Listing Rules;

“Board”	means the board of directors of the Company;

“Business Day”	means a day (excluding Saturday and Sunday) on which the banks are generally open for business in the PRC;

“Buy-back Alternative”
means the right of the CEA Dissenting Shareholder to require the Buy-back Alternative Provider to buy-back its Shares as required by the applicable PRC laws and regulations (for example, 《公司法》(PRC Company Law) and《到境外上市公司章程必備條款》(Mandatory Provisions for Companies Listing Overseas)) and the Articles of Association;

“Buy-back Alternative Declaring Period”	means the period to be determined and announced by the Company in which CEA Dissenting Shareholder may declare their election of the Buy-back Alternative;

“Buy-back Alternative Exercise Day”
means the day to be determined and announced by the Company on  which the Buy-back Alternative Provider shall pay, and the CEA Dissenting Shareholder shall receive, cash in exchange for the Shares held by the CEA Dissenting Shareholders pursuant to the Absorption Proposal;

“Buy-back Alternative Provider”
means a third party procured by the Company who shall, at the  Buy-back Alternative Exercise Day, pay the CEA Dissenting Shareholders in cash in exchange for the whole or part of A Shares or H Shares held by the CEA Dissenting Shareholders pursuant to the Absorption Proposal;

“Cash Alternative”
means the right of the SA Dissenting Shareholder to elect to receive cash from the Cash Alternative Provider pursuant to the Absorption Proposal as required by the applicable PRC laws and regulations (for example, 《上市公司收購管理辦法》 (Administrative Measures in relation to the Acquisition of the Listed Companies));

“Cash Alternative Declaring Period”	means the period to be determined and announced by the Company and Shanghai Airlines in which the SA Dissenting Shareholder may declare its election of the Cash Alternative;

“Cash Alternative Exercise Day”
means the day to be determined and announced by the Company  and Shanghai Airlines on which the Cash Alternative Provider shall pay, and the SA Dissenting Shareholder shall receive, such cash in exchange for the SA Shares held by the SA Dissenting Shareholders pursuant to the Absorption Proposal;

“Cash Alternative Provider”
means a third party procured by the Company who shall, at the Cash Alternative Exercise Day, pay the SA Dissenting Shareholder in cash in exchange for the whole or part of SA Shares held by such SA Dissenting Shareholders pursuant to the Absorption Proposal;

“CEA Dissenting Shareholder”	means the Shareholder who:

(i)	has made Effective Dissenting Votes at the shareholders’ meetings of the Company convened for the purpose of approving the Absorption Proposal;

(ii)	continuously holds the Shares representing the Effective Dissenting Votes until the Buy-back Alternative Exercise Day; and

(iii)	has, within the Buy-back Alternative Declaring Period, duly declared all the Effective Dissenting Votes that enable it to exercise the Buy-back Alternative;

and excluding the following Shareholders:

(i)	any Shareholder who is a director, supervisor and senior management person of the Company and whose Shares are subject to lock-up requirements;

(ii)	any Shareholder whose Shares are subject to any pledge, third party rights or are frozen as a result of judicial proceedings;

(iii)	any Shareholder who has committed to the Company that it will not elect to receive the Buy-back Alterative;

(iv)	any Shareholder who is not permitted to elect the Buy-back Alternative pursuant to applicable laws and regulations;

“CEA Holding”
means中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company holding approximately 56.08% of its issued share capital as at the date of this announcement;

“CES Global”
means東航國際控股（香港）有限公司 (CES Global Holdings (Hong Kong) Limited), a company incorporated under the laws of Hong Kong, and an indirectly wholly owned subsidiary of CEA Holding and a substantial shareholder of the Company holding approximately 18.57% of its issued share capital as at the date of this announcement;

“Company”
means中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H Shares, A Shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“connected person”	has the meaning ascribed thereto under the Listing Rules;

“controlling shareholder”	has the meaning ascribed thereto under the Listing Rules;

“CSRC”	means the China Securities Regulatory Commission;

“Directors”	means the directors of the Company;

“Effective Dissenting Votes”
means: (i) in relation to any shareholder who attends a shareholders’ meeting, any dissenting votes in relation to the Absorption Proposal effectively made by such shareholder, in person or through proxy, at the shareholders’ meeting convened for the purpose of approving the Absorption Proposal, irrespective of whether such shareholder has voted through internet or not; and (ii) in relation to any shareholder who votes through internet only, any dissenting votes in relation to the Absorption Proposal as recorded by the voting system;

“Exchange Ratio”	means the ratio at which 1.3 A Shares will be issued by the Company in exchange for every SA Share under the Absorption Proposal;

“H Share Specific Mandate”	as described in section 1.2 of this announcement;

“H Share Subscription Agreement”
means in relation to the H Share Specific Mandate, the subscription agreement entered into between CES Global and the Company on 10 July 2009, under which, CES Global agrees to subscribe for, and the Company agrees to issue, not more than 490,000,000 new H Shares at the subscription price of not less than HK$1.40 per share;

“H Shares”
means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.00 each, which are subscribed for and paid up in a currency other than Renminbi and are listed on the Stock Exchange;

“HK$”	means Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	means the Hong Kong Special Administrative Region of China;

“Independent Board Committee”
means the independent board committee of the Company to be  formed to advise the Independent Shareholders in relation to the terms of the A Share Subscription Agreement and the H Share Subscription Agreement;

“Independent Shareholders”	means the shareholders of the Company, other than CEA Holding and its associates;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC” or “China”	means the People’s Republic of China;

“Price Fixing Period”	means the 20 trading days ending on and including 5 June 2009;

“RMB”	means Renminbi, the lawful currency of the PRC;

“SA Dissenting Shareholder”	means any SA Shareholder who:

(i)	has made the Effective Dissenting Votes at the shareholders’ meeting of Shanghai Airlines convened for the purpose of approving the Absorption Proposal;

(ii)	continuously holds the SA Shares representing the Effective Dissenting Votes until the Cash Alternative Exercise Day; and

(iii)	has, within the Cash Alternative Declaring Period, duly declared all the Effective Dissenting Votes that enable it to exercise the Cash Alternative;

and excluding the following SA Shareholders:

(i)	any SA Shareholder who is a director, supervisor and senior management person of Shanghai Airlines and whose SA Shares are subject to lock-up requirements;

(ii)	any SA Shareholder whose SA Shares are subject to any pledge, third party rights or are frozen as a result of judicial proceedings;

(iii)	any SA Shareholder who has committed to Shanghai Airlines that it will not elect to receive the Cash Alterative;

(iv)	any SA Shareholder who is not permitted to elect the Cash Alternative pursuant to applicable laws and regulations;

“SA Shareholders”	means the shareholders of Shanghai Airlines;

“SA Shares”	means the A shares of Shanghai Airlines issued and listed on Shanghai Stock Exchange;

“Shanghai Airlines”	means上海航空股份有限公司 (Shanghai Airlines Co., Ltd), a PRC airlines company with its entire shares listed on the Shanghai Stock Exchange;

“Shareholders”	means the shareholders of the Company;

“Shares”	means A Shares and H Shares;

“Specific Mandates”	means the A Share Specific Mandate and the H Share Specific Mandate;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“Subscriptions”	means the subscriptions of new A Shares and new H Shares pursuant to the Specific Mandates;

“substantial shareholder”	has the meaning ascribed thereto under the Listing Rules;

“trading day”
with respect to A shares, means a day on which the Shanghai Stock Exchange is open for dealing or trading in securities; and with respect to H shares, means a day on which the Stock Exchange is open for dealing or trading in securities; and

“%”	per cent.

In this announcement: (i) all figures have been rounded to the nearest two decimal places; (ii) for illustration purpose, an exchange rate of RMB0.88 to HK$1.00 has been applied; and (iii) for the avoidance of doubt, references to “not less than” a figure and “not more than” a figure shall include the figure mentioned.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)
Sandy Ke-Yaw Liu	(Independent Non-executive Director)

Shanghai, the PRC
10 July 2009